

11008067

FORM 11-K

JUN 30 2011
Washington, DC 20549

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2010**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission file number 001-16517

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Same as issuer named below.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Phoenix Companies, Inc. Savings and Investment Plan
One American Row
Hartford, CT 06102-5056

REQUIRED INFORMATION

The following statements and exhibits are enclosed:

1. **Statement 1: The Phoenix Companies, Inc. Savings and Investment Plan Financial Statements for the fiscal year ended December 31, 2010**

2. **Exhibit 1: Consent of Independent Registered Public Accounting Firm**

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Phoenix Companies, Inc. Savings and Investment Plan

Date 6/29/11 ______________________________

Suzette Louro, Assistant Vice President Benefits
On Behalf of Plan Administrator


SEC MAIL
PROCESSING
RECEIVED
JUN 30 2011

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 001-16517) of The Phoenix Companies, Inc. of our report dated June 29, 2011 relating to the financial statements of The Phoenix Companies, Inc. Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 29, 2011

The Phoenix Companies, Inc.
Savings and Investment Plan

Financial Statements and
Supplemental Schedule
December 31, 2010 and 2009


pwc

The Phoenix Companies, Inc.
Savings and Investment Plan

Financial Statements and
Supplemental Schedule
December 31, 2010 and 2009

The Phoenix Companies, Inc.
Savings and Investment Plan
Table of Contents

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Phoenix Companies, Inc.
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 29, 2011

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2010	2009
Assets:		
Investments, at fair value (Note 3)	$ 128,329,981	$ 124,745,362
Receivables:		
Notes from participants	1,370,782	1,432,103
Sponsor contributions	1,381,886	233,412
Total receivables	2,752,668	1,665,515
Net assets reflecting investments at fair value	131,082,649	126,410,877
Adjustment from fair value to contract value for interest in collective trust relative to fully benefit-responsive investment contracts	(54,211)	143,259
Net assets available for benefits	$ 131,028,438	$ 126,554,136

The accompanying notes are an integral part of these financial statements.

The Phoenix Companies, Inc.
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2010
Investment income:	
Dividends and interest	$ 1,833,591
Net appreciation of investments	13,533,688
	15,367,279
Interest income on notes receivable from particiapants	78,588
Contributions:	
Sponsor	4,890,355
Participant	5,732,707
	10,623,062
Total additions to net assets	26,068,929
Benefit payments	(21,578,734)
Adminstrative fees	(15,893)
Total deductions	(21,594,627)
Net increase in net assets	4,474,302
Net assets available for benefits at beginning of year	126,554,136
Net assets available for benefits at end of year	$ 131,028,438

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan under Section 401(k) of the Internal Revenue Code and is sponsored by The Phoenix Companies, Inc. ("Phoenix"). The Plan was established December 1, 1973 and most recently amended and restated December 10, 2010. The Plan is subject to the provisions of the Internal Revenue Code and Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

All new employees are automatically enrolled immediately, deductions start with the first pay cycle, at 6% pretax. The default investment is one of the Fidelity Freedom Fund investment options within the Plan, which determines the mix of investments according to the anticipated retirement date of the employee.

Contributions

Participant contributions are recorded in the period during which payroll deductions are made from the participant's earnings.

The following contributions may be made:

- Basic contributions, as defined by the Plan document, are participant contributions made through payroll deductions of not less than 1% but not exceeding 6% of the participant's eligible compensation and may be contributed either as pre-tax, after-tax or as Roth contributions pursuant to section 401(k) of the Internal Revenue Code.

- Supplemental contributions, as defined by the Plan document, are participant contributions made through payroll deduction in excess of the 6% basic contribution limit but not exceeding 60% of the participant's eligible compensation and may be contributed either as pre-tax, after-tax or as Roth contributions pursuant to section 401(k) of the Internal Revenue Code.

- Participants who are at least 50 years of age, or will attain age 50 by December 31 of the Plan year, are allowed to make additional contributions, known as "catch up contributions", over and above the standard IRS deferral limits for that Plan year so long as they have met certain Plan-based or law-based limits on deferrals during the Plan year. In 2010 and 2009, the maximum catch up contribution was $5,500 and $5,500, respectively.

- Prior to July 1, 2007, sponsor contributions for all participants were 100% of the first 3% of basic contributions plus 50% on the next 2% of basic contributions, up to a total of 4% in sponsor contributions. Participants age 50 or older with 10 or more years of service* on December 31, 2006 could remain with this formula or participate in the new formula, which became effective July 1, 2007. Participants that remained with the old formula were considered grandfathered participants.

- Effective July 1, 2007 for non-grandfathered participants, the sponsor contributions are made according to the following formula:

  - Employees with less then 5 years of service* will receive a match of 100% on the first 3% of base salary; 50% on the next 3% of base salary.
  - Employees with at least 5 and less then 10 years of service* will receive a match of 100% on the first 6% of base salary.
  - Employees with at least 10 and less then 15 years of service* will receive 100% on the first 3% of base salary; 150% on the next 3% of base salary.
  - Employees with 15 or more years of service* will receive 150% on the first 6% of base salary.

  *Completed years of service on January 1 of each calendar year.

- Prior to July 1, 2007, if a new employee did not elect a deferral percentage; the automatic participant contribution percentage was 5% of Plan compensation.

- Effective July 1, 2007, if a new employee does not elect a deferral percentage, the automatic participant contribution percentage is 6% of Plan compensation.

- Effective January 1, 2008, participants may elect to contribute after-tax dollars to a Roth 401k in lieu of all or a portion of the pre-tax elective deferrals the participant is otherwise eligible to make under the Plan.

- Effective April 1, 2010 an additional discretionary annual company contribution equal to at least three and one-half percent (3.5%) of base pay paid during the plan year for all employees was established.

  - At the discretion of Phoenix, a greater percentage may be contributed by Phoenix.
  - For the 2010 plan year, the discretionary contribution shall be equal to three and one-half percent (3.5%) of each participant's base pay paid on or after April 1, 2010 through December 31, 2010.
  - Employees of Saybrus Partners are not eligible for the discretionary contribution.
  - Discretionary contribution is payable after end of plan year..
  - Employees are not required to make contributions to the Plan to receive this contribution.

Participants may direct the investment of their contributions and employer contributions into various investment options offered by the Plan.

Participant accounts

Each participant's account is credited with the participant's contributions, the allocation of sponsor's contributions and Plan earnings, if any. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investment in that fund. Earnings are reinvested in the same investment vehicle and are credited to the respective participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Plan participants are immediately vested in their own contributions and company contributions plus actual earnings thereon.

Benefit payments

The following options are available upon termination of service, retirement or disability:

- If the value of an account balance is greater than $5,000, a participant may elect to receive a lump-sum distribution, roll over the account balance to an IRA or other qualified plan or retain amounts in the Plan until normal retirement age.
- If the value of an account balance is between $1,000 and $5,000 and the participant does not elect to receive a lump-sum distribution or roll over the account balance to an IRA or other qualified plan, it will be automatically transferred to an IRA with Fidelity from which they can obtain cash or roll it over to another IRA or another employer's qualified retirement plan.
- If the value of an account balance does not exceed $1,000 and the participant does not elect to receive a lump-sum or roll over the account balance to an IRA or other qualified plan, it will be automatically distributed to the participant.

Effective January 1, 2009, terminated participants will be allowed to take partial withdrawals until normal retirement age.

Upon death, the value of a participant's account becomes payable to his or her beneficiary. If the participant is not married and has not designated a beneficiary, his or her account balance will be paid to their estate. Spousal beneficiaries have the same payment options available to retirees. Non-spousal beneficiaries may elect to receive a lump sum distribution or roll over the account balance to an IRA.

Distributions are subject to the applicable provisions of the Plan document. Benefit payments are recorded when they have been approved for payment and paid by the Plan.

Notes receivable from participants

A participant may borrow up to a maximum of $50,000 (reduced by the highest outstanding balance of loans during the one-year period immediately prior to the loan application) or one half of the participant's pre-tax, after-tax, Roth and rollover account balances, whichever is less. Loans are treated as a transfer from/to the investment fund to/from the participant loan account. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (4.25% and 4.25% as of December 31, 2010 and 2009, respectively). Loan terms generally range from 1 to 4 ½ years, however, when proceeds are used for the purchase of a primary residence, terms may be up to 30 years. Principal and interest are paid ratably through semi-monthly payroll deductions beginning in the month following receipt of the loan. Participants are limited to 2 outstanding loans.

2. Summary of Accounting Policies

Method of accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In preparing these financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment valuation

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value shares held by the Plan at year end. Fair value and contract value of investments in the common/collective trust are determined based on the fair value and contract value of the underlying investments in the respective trusts. The common stock fund is valued at quoted unit value price. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative expenses

Phoenix currently pays fees and expenses related to the Plan that exceed the amount Phoenix receives from Fidelity Investment Institutional Operations Company, Inc. as an employer reimbursement credit. Participants pay fees for loan initiation, withdrawals and short term trading. Other expenses of the mutual funds are reflected in the investment results.

Use of estimates

In accordance with ASC 946, *Financial Services-Investment Companies* ("ASC 946") and ASC 962, *Plan Accounting-Defined Contribution Benefit Plans*, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the ASC 946, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and uncertainties

The Plan provides for various investment options in mutual funds, common/collective trusts and common stock funds. All investment options are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the financial statements.

Accounting Standards Not Yet Adopted

Amendment to Fair Value Measurement and Disclosure Requirements

In May 2011, the Financial Accounting Standards Board (the "FASB") issued amending guidance within ASC 820, *Fair Value Measurements and Disclosures*, to clarify the FASB's intent about the application of existing guidance and particular requirements for measuring and disclosing information about fair value. The amended guidance clarifies that the highest and best use concept only applies to non-financial assets, defines a principal market as being the market which an entity would normally enter into a transaction in, lists criteria that must be met to apply the portfolio approach, and specifies that the application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability being measured at fair value. The amendment also clarifies that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This guidance is effective for periods beginning after December 15, 2011. We expect to adopt this guidance with no material effect on the Plan's financial statements other than additional disclosures.

Adoption of New Accounting Standards

Reporting of Loans to Participants

In September 2010, the FASB issued amended guidance within ASC 810, *Consolidation*, issued amended guidance to ASC 310, *Receivables*, to amend how loans to participants should be classified and measured by defined contribution pension benefit plans. The amendments in this Update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The classification of participant loans as notes receivable from participants acknowledges that participant loans are unique from other investments in that a participant taking out such a loan essentially borrows against its own individual vested benefit balance. The Plan's adoption in 2010 resulted in revised disclosures, but otherwise had no material effect on the Plan's financial statements.

Additional Disclosures on Fair Value Measurements

In January 2010, the FASB issued amending guidance ASC 820, *Fair Value Measurements and Disclosures*, which added new disclosures as well as clarified existing disclosure requirements. The amended guidance includes requirements for detailed disclosures of significant transfers between Level 1 and 2 measurements and the reasons for the transfers as well as a gross presentation of Level 3 sales, issuances and settlements. This amendment also provided additional clarification which states that fair value disclosures are required for each class of assets and liabilities and the valuation techniques and the inputs used in determining fair value should be disclosed for both recurring and non-recurring fair value measurements within Level 2 and Level 3. The Plan's adoption in the first quarter of 2010 resulted in additional disclosures but otherwise had no material effect on the Plan's financial statements.

3. Investments

Fair Value of Financial Instruments

ASC 820-10, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels, from highest to lowest, are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 securities include mutual funds and common stock funds.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 securities include common/collective trusts.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2010 and 2009.

Mutual funds and common collective trust: Valued at the net asset value ("NAV") of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Fair Values of Assets by Type and Level:

	As of December 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual Funds				
Fixed Income	$ 12,841,801	$ -	$ -	$ 12,841,801
International	4,848,386	-	-	4,848,386
Money Market	9,595,731	-	-	9,595,731
Small Cap Stock	6,397,742	-	-	6,397,742
Mid/Large Cap Stock	84,247,956	-	-	84,247,956
Total Mutual Funds	$ 117,931,616	$ -	$ -	$ 117,931,616
Common/Collective Trust (1)	-	6,667,288	-	6,667,288
Common Stock Fund (2)	3,731,077	-	-	3,731,077
Total assets at fair value	$ 121,662,693	$ 6,667,288	$ -	$ 128,329,981

	As of December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual Funds				
Fixed Income	$ 11,422,669	$ -	$ -	$ 11,422,669
International	11,030,035	-	-	11,030,035
Money Market	12,832,537	-	-	12,832,537
Small Cap Stock	4,971,611	-	-	4,971,611
Mid/Large Cap Stock	72,522,043	-	-	72,522,043
Total Mutual Funds	$ 112,778,895	$ -	$ -	$ 112,778,895
Common/Collective Trust (1)	-	7,704,081	-	7,704,081
Common Stock Fund (2)	4,262,386	0	-	4,262,386
Total assets at fair value	$ 117,041,281	$ 7,704,081	$ -	$ 124,745,362

(1) The Fidelity Managed Income Portfolio, which is included in Common/Collective Trust, is valued using NAV and does not have any unfunded commitments nor include circumstances in which an otherwise redeemable investment might not be redeemable (for instance, investment that is subject to a lockup period).

(2) The Common Stock Fund includes $3,570,127 and $4,080,153 of Phoenix common stock as of December 31, 2010 and 2009, respectively. The Common Stock Fund also includes $160,950 and $182,232 of Phoenix Common Stock Money Market fund as of December 31, 2010 and 2009, respectively.

There were no transfers between Level 1 and Level 2 assets during the years ending December 31, 2010 and 2009. There were also no changes in the fair value of Level 3 assets during the years ending December 31, 2010 and 2009.

Fair Values and Carrying Values of Assets:

	As of December 31,			
	2010		2009	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Mutual Funds				
Fixed Income	$ 12,841,801	$ 12,841,801	$ 11,422,669	$ 11,422,669
International	4,848,386	4,848,386	11,030,035	11,030,035
Money Market	9,595,731	9,595,731	12,832,537	12,832,537
Small Cap Stock	6,397,742	6,397,742	4,971,611	4,971,611
Mid/Large Cap Stock	84,247,956	84,247,956	72,522,043	72,522,043
Total Mutual Funds	$ 117,931,616	$ 117,931,616	$ 112,778,895	$ 112,778,895
Common/Collective Trust (1)	6,667,288	6,613,077	7,704,081	7,847,340
Common Stock Fund (2)	3,731,077	3,731,077	4,262,386	4,262,385
Total assets	$ 128,329,981	$ 128,275,770	$ 124,745,362	$ 124,888,620

(1) Carrying value represents contract value (see Note 2)
(2) The Common Stock Fund includes $3,570,127 and $4,080,153 of Phoenix common stock as of December 31, 2010 and 2009, respectively. The Common Stock Fund also includes $160,950 and $182,232 of Phoenix Common Stock Money Market fund as of December 31, 2010 and 2009, respectively

Investment performance

During the years ended December 31, 2010 and 2009, the Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated in fair value as follows:

	For the Year Ended December 31,	
	2010	2009
Mutual Funds	$ 13,821,405	$ 22,554,566
Phoenix Common Stock Fund	(287,717)	1,484,077
Net appreciation in fair value of investments	$ 13,533,688	$ 24,038,643

Investments that represent 5% or more of the Plan's net assets are separately identified below:

	As of December 31, 2010	As of December 31, 2009
Fidelity Retirement Money Market Fund	$ 9,595,731	$ 12,832,539
American Funds Growth Fund of America	11,663,712	12,218,392
Artisan Mid Cap Investment Fund	13,823,087	11,693,448
Fidelity Freedom K 2020 Fund	9,152,820	8,367,601
Fidelity Managed Income Portfolio	6,667,288	7,704,081
Fidelity Contrafund*	8,054,302	7,790,399

*Note: The Fidelity Contrafund is a large cap growth fund.

4. Related Party Transactions

Plan assets include investments in funds managed by Fidelity Management Research Corporation (FMR). In addition, the Phoenix Common Stock Fund is offered as an investment option in the Plan.

Information about the net assets and the significant components of the changes in net assets relating to the Phoenix Common Stock Fund is as follows:

	December 31, 2010	December 31, 2009
Net Assets:		
Phoenix Common Stock Fund	$ 3,731,077	$ 4,262,385

	Year ended December 31, 2010
Changes in Net Assets:	
Contributions	$ 435,680
Loan Repayments	29,716
Loan Interest	5,647
Transfers from other investments	532,682
Net Appreciation/(Depreciation)	(287,717)
Benefits paid to participants	(345,821)
Loans paid to participants	(82,858)
Transfers to other investments	(817,847)
Plan to plan transfer out	-
Adminstrative fees	(790)
Net increase (decrease) in net assets	$ (531,308)

Participants of the Plan are allowed to take loans collateralized against their account balances. (See "Participants loans" under Note 1)

Fidelity Investments Institutional Operations Company, Inc. (FIIOC), a wholly owned subsidiary of FMR, is the Plan record keeper. Fidelity Management Trust Company (FMTC), also a wholly owned subsidiary of FMR, is the Plan trustee.

Personnel and facilities of Phoenix have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions, in the opinion of the Phoenix Benefit Plans Committee, are exempt from detailed reporting under Title I of ERISA.

5. Plan Termination

Although the company has not expressed any intent to do so, Phoenix has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Income Tax Status

The Internal Revenue Service has determined, and informed Phoenix by an opinion letter dated January 27, 2003, that the Plan document and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan document has been amended since receiving the determination letter. The Plan Administrator believes that the Plan document is designed and is currently being administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. Forfeitures

Forfeitures result from employees terminated prior to July 1, 2002 who had non-vested sponsor matching contributions and from corrections to company match contributions. The accumulated forfeiture balance is available to offset sponsor contributions, which would be otherwise payable by Phoenix in accordance with the Plan document. The forfeiture balance at December 31, 2010 and 2009 was $1 and $33,231, respectively.

8. Plan Transfers

Under the plan, any missed company match for active employees or employees who have separated from service due to retirement, disability or death is "trued up" and added to a participant's account after the end of the plan year. Virtus employees, who were retired at the time of the spin-off and qualified to receive a true up deposit, received the true up in February 2009. This was transferred out of the Phoenix plan and into the Virtus plan on March 9, 2009.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,	
	2010	2009
Net assets available for benefits per the financial statement	$ 131,028,438	$ 126,554,136
Adjustment from contract value to fair value for fully benefit responsive investment contracts	54,211	(143,259)
Net assets available for benefits per the Form 5500	$ 131,082,649	$ 126,410,877

The following is a reconciliation of investment income per the financial statements to Form 5500:

	December 31,
	2010
Total investment income per the financial statement	$ 15,367,279
Add: Adjustment to report common trust at fair value on December 31, 2010	54,211
Less: Adjustment to report common trust at fair value on December 31, 2009	(143,259)
Total investment income per the Form 5500	$ 15,564,749

10. Subsequent Events

The Plan has been evaluated for subsequent events through the time of filing this Form 11-K with the SEC.

The Phoenix Companies, Inc.
Savings and Investment Plan

Supplemental Schedule

Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
Fixed Income			
*	Fidelity Investments	Spartan U.S. Bond Index Fund	$ 4,755,457
	Virtus Investments	Virtus Multi-Sector Fixed Income Fund	$ 3,242,742
	Virtus Investments	Virtus Multi-Sector Short Term Bond Fund	$ 3,550,351
*	Fidelity Investments	Fidelity Freedom K 2000	$ 752,576
*	Fidelity Investments	Fidelity Freedom K 2005	$ 65,812
*	Fidelity Investments	Fidelity Freedom K Income	$ 312,603
	American Beacon Funds	ABF Short Term Bond Inv Fund	$ 162,260
International			
	Artisan Investments	American Funds Europac Growth	$ 4,848,386
Money Market			
*	Fidelity Investments	Fidelity Retirement Money Market Fund	$ 9,595,731
Small Cap Stock			
	Allianz Funds	Allianz NFJ Small Cap Value Fund	$ 4,158,931
	Sentinel Group Funds	Sentinel SM Co	$ 2,238,811
Common/Collective Trust			
*	Fidelity Investments	Fidelity Managed Income Portfolio	$ 6,667,288
Mid/Large Cap Stock			
	Artisan Investments	Artisan Mid Cap Investment Fund	$ 13,823,087
	Artisan Investments	American Funds Growth Fund of America	$ 11,663,712
*	Fidelity Investments	Fidelity Freedom K 2020	$ 9,152,820
*	Fidelity Investments	Fidelity Contrafund	$ 8,054,302
	Artisan Investments	AF New Perspect R5	$ 6,446,959
*	Fidelity Investments	Fidelity Freedom K 2030	$ 6,196,290
*	Fidelity Investments	Spartan 500 Index Fund	$ 5,132,774
*	Fidelity Investments	Fidelity Low Priced Stock Fund	$ 4,209,208
*	Fidelity Investments	Fidelity Freedom K 2040	$ 3,408,480
*	Fidelity Investments	Fidelity Freedom K 2025	$ 3,087,675
*	Fidelity Investments	Fidelity Growth Company	$ 3,035,631
	Eaton Vance Funds	Eaton Large Cap Value Fund	$ 2,918,903
*	Fidelity Investments	Fidelity Freedom K 2015	$ 1,960,272
	Virtus Investments	Virtus Mid Cap Value Fund	$ 1,304,456
*	Fidelity Investments	Fidelity Freedom K 2010	$ 1,185,331
*	Fidelity Investments	Fidelity Freedom K 2035	$ 1,060,766
	Virtus Investments	Virtus Real Estate	$ 654,725
*	Fidelity Investments	Fidelity Freedom K 2045	$ 556,384
*	Fidelity Investments	Fidelity Freedom K 2050	$ 396,181

Common Stock			
* Phoenix Investments	Phoenix Common Stock	$	3,570,127
* Phoenix Investments	Phoenix Common Stock Fund Interest Bearing Cash FMTC Institutional Cash Portfolio Money Market Fund Class 1	$	160,950
Notes Receivable			
* Participant Loans	Participant Loans (maturity of 1 to 30 years at 4.25%-10.50% collateralized by participant account balances)	$	1,370,782
Total		$	129,700,763

* Represents a party-in-interest to the Plan.


FSC
www.fsc.org

MIX
Paper from responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste (PCW) fiber and certified by the Forest Stewardship Council.

© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.